DLA Piper LLP (US) 555 Mission St. #2400 San Francisco, California 94105 www.dlapiper.com

May 22, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Christie Wong, Jeanne Baker, Jane Park and Celeste Murphy

Re:	GigCapital5, Inc.

Amendment No. 2 Registration Statement on Form S-4

Filed April 26, 2023

File No. 333-269760

Dear Mses. Wong, Baker, Park and Murphy:

Set forth below are responses to the comments that were provided by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to our client, GigCapital5, Inc. (the “Company” or “GigCapital5”), by your letter dated May 4, 2023, regarding the above-referenced filing (“Amendment No. 2”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

In addition to the responses to the Staff’s comments, concurrently with the filing of this letter, GigCapital5 will file Amendment No. 3 to the Registration Statement on Form S-4 (“Amendment No. 3”) to reflect the Staff’s requested disclosure edits. Unless otherwise specified, all references to page numbers and captions correspond to Amendment No. 2 if referring to the Staff’s comment, or to Amendment No. 3 if in the response.

Amendment No. 2 to Form S-4 filed on April 26, 2023

Unaudited Pro Forma Condensed Combined Financial Statements, page 135

1.

With reference to the Net Tangible Assets Test disclosed on page A-73, please disclose your pro forma net tangible assets under each of your four scenarios. If any scenario results in less than $5,000,001 net tangible assets, please explain the appropriateness of reflecting such scenario(s).

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on page 138 of Amendment No. 3.

United States Securities and Exchange Commission

May 22, 2023

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 153

2.

We note your response to comment 8 which indicated the exercise price of the warrants are $4 and $4.25. Please reconcile $1,951,998 of cash received to the shares issued from exercise of QT imaging warrants on page 141.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on page 159 of Amendment No. 3.

3.

Adjustment J3 reflects a $90 million earnout liability. With reference to the terms of the earnout provision and the underlying assumptions you relied on, please expand your disclosures to explain how you determined the $90 million fair value.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 160-161 of Amendment No. 3.

The QT Breast Scanner, page 230

4.

We note your revisions in response to our prior comment 9 and reissue in part. We note that you reference “clinical studies” in this section, but the only clinical study you identify is the ACCRUE study. Please clarify whether you have conducted any other clinical studies related to your QT scan and provide a description of each additional clinical study. Please also provide more detail about the ACCRUE study, including its purpose and scope, the study design, the amount of participants, the primary and secondary endpoints, whether it was powered to show statistical significance

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 242-246 of Amendment No. 3.

Background of the Business Combination, page 325

5.

We note your response to our prior comment 11 and reissue the comment. Please substantially expand your disclosure of each of the nine potential business combination targets that the GigCapital5 management team and/or GigManagement considered. For example, without limitation, disclose for each of the nine potential targets the industry of the target’s business, proposed valuations, who identified the target, who participated in negotiations with the target, when the target was identified and who initiated discussions with the target. To the extent that any preliminary negotiations occurred or preliminary proposals were submitted for any of the nine potential targets, please disclose all material proposal terms, including the subject and nature of any preliminary negotiations and any terms related transaction structure, valuation, and equity split distribution. We note, for example, your statement that discussions for some targets were terminated because “the parties were either unable to agree upon potential terms for a transaction, [or] GigCapital5 decided to move away from the process due to further information collected.” Please elaborate. Additionally, please disclose for each of the nine potential targets when discussions ended and the specific reasons why GigCapital5 did not continue to pursue a business combination with the target.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 338-339 of Amendment No. 3.

United States Securities and Exchange Commission

May 22, 2023

6.

We note your revisions in response to our prior comment 12 and reissue in part. We note your statement that the proposed valuation of $151 million took into account “the state of valuations of both private and public companies throughout 2022, and in particular in the second half of the year which saw a decrease in valuation from the period considered in the comparable company analysis.” Please revise to disclose the underlying assumptions of the state of valuation of both private and public companies and the decrease in valuations during the second half of the year, and how the Board considered those factors when evaluating the $151 million valuation.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 349-350 of Amendment No. 3.

Exhibits 23.1 and 23.2, page II-4

7.	Please update the consents to refer to the currently filed amendment number.

RESPONSE: The Company acknowledges the Staff’s comment and has updated the consents to reference Amendment No. 3.

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United States Securities and Exchange Commission

May 22, 2023

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comment, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at (415) 615-6095 or via email at Jeffrey.Selman@us.dlapiper.com.

Sincerely,

/s Jeffrey C. Selman

Jeffrey C. Selman

cc: Dr. Raluca Dinu

Enclosures